Stolt Offshore S.A.                                                       [LOGO]


A subsidiary of        C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.     Dolphin House                       Fax: + 44 1932 773701
                       Windmill Road                       www.stoltoffshore.com
                       Sunbury-on-Thames
                       Middlesex,  TW16 7HT
                       England

NEWS RELEASE
                                    Contact:    Julian Thomson
                                                US  +1 877 603 0267 (toll free)
                                                UK +44 1224 718436
                                                julian.thomson@stoltoffshore.com



                    STOLT OFFSHORE S.A. LOWERS 2002 GUIDANCE
                         AND ANNOUNCES MANAGEMENT CHANGE


London, England - September 26, 2002 - Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today announced that it expects full year 2002 earnings to be below previous guidance due to three factors: operational problems on projects, a timing delay on a major pipelay contract in Nigeria and a continuing weak market in the Gulf of Mexico. The Company now anticipates the year-end results to be about breakeven.

In addition, the Company announced that Bernard Vossier has requested to retire from his position as CEO effective immediately. Mr. Vossier will continue to serve as a member of the Board. The Board of Directors has commenced a search for a new CEO and appointed on an interim basis as CEO Niels G. Stolt-Nielsen, a member of the Board since 1999 and currently also CEO of Stolt Offshore's parent company, Stolt-Nielsen S.A.

Operational problems have been experienced mainly on three projects. After completing the detailed engineering study for the installation and tie-in of steel catenary risers in a water depth of 1,245 meters next year on the Shell Bonga project in Nigeria, we are now forecasting higher than expected fabrication and installation costs. The Company has also seen cost over-runs on the Burullus Scarab and Saffron project in Egypt. These are due to changes in project planning, materials supplied by the customer that were both late and defective and also difficulties with a nominated sub-contractor requiring additional engineering, management and supervision costs. On the Conoco CMS project in the North Sea we have experienced pipeline burial problems.

A delay has occurred on the Offshore Gas Gathering System (OGGS) pipelay project for Shell in Nigeria, due to late delivery of key items by a third party outside of Stolt Offshore's control, which has a negative impact on key asset utilization. Earnings for this project previously expected in 2002 will now fall into the first half of 2003.

The market in both the deep and shallow waters of the Gulf of Mexico has been much weaker than expected this year. The chance of an improvement in Q4 is now thought to be unlikely.

In light of the poor results for Stolt Offshore, the Company's Board of Directors agreed to accept an offer from Stolt-Nielsen S.A., the Company's parent, to exchange $40 million principal amount of outstanding debt owed by the Company to Stolt-Nielsen S.A. for 9.4 million Common shares at an exchange price of $4.25 per share. On completion of this transaction the total number of Common share equivalents outstanding will be 93.3 million.

Jacob Stolt-Nielsen, Chairman of the Board, said "Starting in 1998, we embarked on a major transition and expansion project to implement our vision of becoming a full service engineering, procurement installation, and commissioning ("EPIC") provider. Bernard Vossier has been the architect and driving force behind this effort and we are grateful for his many accomplishments. During recent years, we have had many technical successes such as the Girassol project in West Africa. However, while our vision remains intact, it is clear that we have failed to fully develop our project and risk management capabilities. Our industry is suffering from customers requiring contractors to take on ever larger and more complex projects and to take on ever increasing risk. We will no longer take on contractually onerous lump-sum contracts, but will in future only contract such high risk projects on a best-endeavors and reimbursable basis or working as part of a consortium in order to spread and reduce risk and protect profitability."

Bernard Vossier said "I am grateful for having had the opportunity to lead Stolt Offshore for the past seven years, working with a very dedicated team, in turning the Company from what basically was a subcontractor of diving services to a full service EPIC provider. I have always been impressed with the unbelievable things that our employees have been able to accomplish. However it is clear that the Company now needs a different leadership skill set focussed on project and risk management to be able to deliver the returns its shareholders deserve. It is now time for someone new to lead the Company forward. I will remain available as an advisor to the interim and new CEOs to the extent that is necessary and also look forward to continuing as a member of the Board."

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 including, but not limited to information relating to our backlog and future results. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F/A for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

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